UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUMMER INFANT, INC.

(Name of Subject Company (issuer))

SUMMER INFANT, INC.

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

Common Stock Purchase Warrants

(Title of Class of Securities)

865646111

(CUSIP Number of Class of Securities)

Joseph Driscoll

Chief Financial Officer

Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island 02895

Phone: (401) 671-6550

Facsimile: (401) 671-6922

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Jim Redding, Esq.

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Phone: (617) 310-6000

Facsimile: (617) 310-6001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,400,000	$565

*	Calculated solely for purposes of determining the amount of the filing fee. The Transaction Valuation was calculated assuming that 18,400,000 outstanding common stock purchase warrants are being purchased at the tender offer price of $1.00 per warrant.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$565	Filing Party:	Summer Infant, Inc.
Form or Registration No.:	005-80724	Date Filed:	October 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule l4d-1	☒	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Summer Infant, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on October 9, 2007, (as amended, the “Schedule TO”), in connection with the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s outstanding common stock purchase warrants (the “Warrants”). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash for the Warrants dated as of October 9, 2007 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal dated as of October 9, 2007. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Purchase.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

Item 11.	Additional Information

1.	The section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended by inserting the following language at the end thereof:

Special Factors:	The purpose of the Offer is to reduce the number of Warrants outstanding in order to provide greater certainty to investors and potential investors regarding the number of shares of our Common Stock that are, and that may become, outstanding. See “Special Factors; Purpose of the Offer.” We are seeking to purchase all of our outstanding Warrants, but we cannot assure you that 100% of the Warrants will be tendered. See “Special

Factors; Effects of the Offer.” Our board of directors approved the tender offer as substantively and procedurally fair and in the best interests of the Company and its unaffiliated Warrant holders because of, among other things, our financial condition and results of operations, the likelihood that the transaction would be consummated and the fact that the tender offer is a voluntary transaction. See “Special Factors; Fairness of the Offer.” The chairman of our board of directors owns some of the issued and outstanding Warrants that are subject to the Offer. See “Special Factors; Interests of Directors and Executive Officers.”

2.	The section of the Offer to Purchase entitled “Purpose of the Offer” is hereby amended by inserting the following new paragraph after the first paragraph of such section:

Our board’s determination that we should conduct the Offer at this time was based on the fact that, prior to the third quarter of 2007, our board did not believe it would be prudent to conduct the Offer in light of our then-available financial resources and the financing needs of our operations. In October 2007, we entered into an amendment to our revolving credit agreement with Bank of America, N.A. to increase our borrowing limit to $22,000,000. With this amendment, our board concluded that we had sufficient financial resources at this time to complete the Offer and fund our on-going operations.

3.	The section of the Offer to Purchase entitled “Fairness of the Offer” is hereby amended by deleting and replacing the first paragraph thereof with the following:

On September 19, 2007, our board of directors approved the tender offer as substantively and procedurally fair and in the best interests of the Company and its unaffiliated warrant holders. The board of directors took into account a number of factors, including the following material factors, in support of its determination that the tender offer is substantively and procedurally fair and in the best interest of the Company and its unaffiliated warrant holders:

4.	The section of the Offer to Purchase entitled “Fairness of the Offer” is hereby amended by deleting and replacing the fifth paragraph thereof with the following:

We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis in connection with the tender offer. We concluded that the offer is substantively and procedurally fair and in the best interests of the Company and the unaffiliated warrant holders based on the board of directors’ analysis and recommendation of management, in light of the factors described above.

5.	The section of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by inserting the following new sentence at the end thereof:

Notwithstanding anything to the contrary contained herein, all of the foregoing conditions, other than those subject to government approvals, will be satisfied or waived on or before the Expiration Date.

6.	The section of the Offer to Purchase entitled “Certain Information Concerning Summer” is hereby amended by deleting the sentence “[w]e also incorporate herein by reference the pro forma financial statements set forth in our Proxy Statement, dated February 13, 2007” at the end of the subsection entitled “Historical Financial Information”.

7.	The section of the Offer to Purchase entitled “Certain Information Concerning Summer” is hereby amended by deleting the second table in the subsection entitled “Summary Unaudited Pro Forma Financial Information” and inserting the following new table in substitution therefor:

	Summer		Adjustments		Combined Giving Effect to Offer
Sales	$35,845				$35,845
Cost of Sales	22,022				22,022

GP	13,823				13,823
SG&A	11,222		$50	(a)	11,272

Operating Income	2,601		(50)		2,551
Interest Income (expense)	331		(655	) (b)	(324	) (b)

Pre-Tax Income	$2,932		$(705)		$2,227
Income Tax Expense	1,173		(282)		891

Net Income	$1,759		$423		$1,336

Shares	13,908,000				13,908,000
Earnings Per Share	$0.13				$0.10

Ratio of earnings to fixed charges	N/A	(c)			7.87	x

(a)	Reflects additional amortization of intangible assets as if the merger of Summer and KBL occurred on January 1, 2007.
(b)	Reflects additional interest expense assuming the purchase of the Warrants contemplated in the Offer occurred on January 1, 2007.
(c)	The calculation is not applicable for the Summer column because the interest income exceeded any other fixed charges, and therefore, the fixed charges are in the net income column.

8.	The section of the Offer to Purchase entitled “Certain Information Concerning Summer” is hereby amended by inserting the following table in the subsection entitled “Historical Financial Information” at the end thereof:

Summary Historical and Pro Forma Financial Information.

The following unaudited summary historical and pro forma financial information has been derived from our audited financial statements for the years ended December 31, 2006 and 2005, and from our unaudited financial statements for the six months ended June 30, 2007 and 2006. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007. Summary information should be read in conjunction with the financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and our Annual Report on Form 10-K for the year ended December 31, 2006. Copies of these reports may be obtained as described in this document. The unaudited pro forma information assumes that all Warrants are tendered and purchased in the Offer and that Summer would have used borrowings under its existing credit facilities and reflects the related impact on interest expense. The unaudited pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Offer had been completed at the dates indicated or the results that may be obtained in the future. Actual results may differ significantly from those shown in the unaudited pro forma information.

Summary Historical Financial Information

all numbers are in $ thousands	6/30/07	6/30/06	12/31/06	12/31/05
Current Assets	34,004	51,462	52,137	50,973
Non current Assets	48,064	618	971	233
Current liabilities	11,976	1,068	1,666	436
Non current liabilities	3,965	0	0	0
Book value per share	4.75	3.68	3.72	3.66

	6 months ended 6/30/07	6 months ended 6/30/06	12 months ended 12/31/06	12 months ended 12/31/05
Net sales	35,845	0	0	0
Gross profit	13,823	0	0	0
Income from continuing operations	1,759	105	672	309
Net income	1,759	105	672	309
Income per common share from continuing operations (basic and diluted)	0.13	0.01	0.06	0.04
Net income per common share (basic and diluted)	0.13	0.01	0.06	0.04
Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a

Note: the amounts for the periods ended 12/31/06, 6/30/06 and 12/31/05 all reflect the balance sheet and results of operations for KBL Healthcare Acquisition Corp, which was the public entity that existed prior to the acquisition of Summer Infant by KBL on March 6, 2007. KBL was a “blank check” company that maintained a significant cash balance of over $50 million, but had no sales or cost of sales. Subsequent to 3/6/07, the combined entity was renamed Summer Infant, and sales and cost of sales data was recorded beginning with that date.

Summary Historical and Pro Forma Financial Information

all numbers are in $ thousands	6/30/07	Adjustments	pro forma/giving effect to offer 6/30/07	12/31/06	Adjustments	pro forma/giving effect to offer 12/31/06
Current Assets	34,004	0	34,004	52,137	0	52,137
Non current Assets	48,064	0	48,064	971	0	971
Current liabilities	11,976	19,093	31,069	1,666	19,093	20,759
Non current liabilities	3,965	0	3,965	0	0	0
Book value per share	4.75		3.38	3.72		2.01

	6 months ended 6/30/07	Adjustments	pro forma/giving effect to offer 6 months ended 6/30/07	12 months ended 12/31/06	Adjustments	pro forma/giving effect to offer 12 months ended 12/31/06
Net sales	35,845	0	35,845	0	0	0
Gross profit	13,823	0	13,823	0	0	0
Income from continuing operations	1,759	(423)	1,336	672	(846)	(174)
Net income	1,759	(423)	1,336	672	(846)	(174)
Income per common share from continuing operations	0.13		0.10	0.06		(0.02)
(basic and diluted)
Net income per common share	0.13		0.10	0.06		(0.02)
(basic and diluted)
Ratio of earnings to fixed charges	n/a		7.87	n/a		n/a

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMER INFANT, INC.

By:	/s/ Joseph Driscoll
Joseph Driscoll
Chief Financial Officer

Dated: November 7, 2007

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